February 21, 2008

Mail Stop 4563

By U.S. Mail and facsimile to (210) 220-4941

Richard W. Evans, Jr
Chief Executive Officer
Cullen/Frost Bankers Inc.
100 West Houston Street
San Antonio, Texas 78205

      Re: Cullen/Frost Bankers Inc.
             Definitive 14A
             Filed March 26, 2007
             File No. 01-13221

Dear Mr. Evans:

      We have reviewed your February 8, 2008 response to our comments of January 14, 2008.   Without more detail, we cannot agree or disagree with your conclusion that there is an appropriate basis for excluding your performance objectives regarding budgeted net income. Since you are in possession of all of the facts related to your disclosure, we have decided that we have no basis to disagree with your decision to omit this information from your filing. As in all cases, we remind you that you are responsible for the adequacy and accuracy of the disclosure in your filings.   We do not have any further comments on your filing.

      If you have any further questions regarding our review of your filing, please call me at (202) 551-3419.

                    Sincerely,

                    Christian N. Windsor
                    Special Counsel